[PHAR-MOR LETTERHEAD]

                                     April 3, 1997



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re: Cabot Noble, Inc. Pre-Effective Registration Statement on Form S-4 (Commission File No. 333-14051)

Dear Sir or Madam:

     Pursuant to Rule 477 under the Securities Act of 1933, Cabot Noble, Inc. ("Cabot Noble") hereby respectfully requests that the above-referenced Registration Statement, as amended by Pre-Effective Amendment No. 1 thereto filed on January 13, 1997 and Pre-Effective Amendment thereto filed on February 25, 1997 (the "Registration Statement"), be withdrawn. Cabot Noble requests such withdrawal because Phar-Mor, Inc. ("Phar-Mor") and ShopKo Stores, Inc. ("ShopKo") have terminated by mutual agreement their planned business combination which was the subject of the Registration Statement. Phar-Mor and ShopKo have terminated the proposed business combination due to continuing uncertainties in consummating the transaction. Cabot Noble confirms that no securities of Cabot Noble have been issued or sold pursuant to the Registration Statement.

     Cabot Noble respectfully requests that the Securities and Exchange Commission consent to the withdrawal of the Registration Statement, effective as of the earliest practicable date.

                                        Very truly yours,

                                        CABOT NOBLE, INC.

                                        By: /s/ John R. Ficarro
                                           --------------------------
                                           John R. Ficarro
                                           Senior Vice President

cc:  Rebecca A. Bohland, Esq.  (SEC)
     Thomas A. Cole, Esq.
     Morris F. DeFeo, Jr. Esq.
     Randall J. Erickson, Esq.
     Richard D. Schepp, Esq.